Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 16 DATED SEPTEMBER 14, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 14, dated August 13, 2018, which superseded and replaced all prior supplements to the prospectus, and Supplement No. 15, dated August 30, 2018.
Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock;

(2)	updates to our management;

(3)	updates to the "Principal Stockholders" section of our prospectus; and

(4)	updates to the "Risk Factors" section of our prospectus.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of September 11, 2018, we are offering shares of Class A common stock, Class I common stock and Class T2 common stock in the Offering. As of September 11, 2018, we had accepted investors' subscriptions for and issued approximately 2,414,000 shares of Class A common stock, 4,328,000 shares of Class I common stock, 1,320,000 shares of Class T common stock and 2,259,000 shares of Class T2 common stock in the Offering, resulting in receipt of gross proceeds of $24,592,000, $39,776,000, $12,850,000 and $21,894,000, respectively, for total gross proceeds raised of $99,112,000. As of September 11, 2018, we had approximately $900,888,000 in Class A shares, Class I shares and Class T2 shares of common stock remaining in the Offering. We commenced offering shares of Class T2 common stock in this Offering at a price of $9.714 per share on March 15, 2018. We ceased offering shares of Class T common stock in this Offering on the close of business of March 14, 2018. We continue to offer shares of Class T common stock pursuant to our DRIP Registration Statement on Form S-3.
Updates to Our Management
The following Question and Answer entitled "Q: What is the experience of your sponsor and your advisor?" in the section entitled "Questions and Answers About This Offering" on page 2 of the prospectus is hereby superseded and replaced with the following information:
Q: What is the experience of your sponsor and your advisor?
A: Carter Validus REIT Management Company II, LLC, a Florida limited liability company, which is directly or indirectly controlled by John E. Carter, Michael A. Seton, Todd M. Sakow, Mark Levey, Robert Peterson, Mario Garcia, Jr., Robert M. Winslow and Lisa Drummond, controls our advisor and is our sponsor.
An affiliate of our sponsor, Carter Validus Real Estate Management Services II, LLC, provides real estate related services to us. An affiliate of our sponsor also is the sponsor of Carter Validus Mission Critical REIT, Inc., or CVMCR, which is a non-traded REIT. On June 6, 2014, CVMCR terminated its initial public offering; however, it continues to offer shares of common stock pursuant to its distribution reinvestment plan through a registration statement on Form S-3. As of June 30, 2018, CVMCR had raised a total of approximately $2.0 billion in offering proceeds from its primary offering and distribution reinvestment plan. As of June 30, 2018, CVMCR owned 31 real estate investments (including one real estate investment classified as discontinued operations), consisting of 62 properties. During the year ended December 31, 2017, CVMCR sold 16 properties, consisting of 15 data center properties and one healthcare property. During the six months ended June 30, 2018, CVMCR sold six properties, including four data center properties and two healthcare properties. On July 25, 2018, CVMCR sold its last data center property.
Our advisor is Carter Validus Advisors II, LLC, which is responsible for managing our day-to-day operations and our assets. Our advisor also makes recommendations for all of our investment decisions, which are subject to the approval of our board of directors. The three member senior management team of our advisor includes Messrs. Seton and Sakow and Kay C. Neely.

The following table supersedes and replaces the table of the executive officers and directors beginning on page 71 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus:

Name	Age	Position(s)
Michael A. Seton	46	Chief Executive Officer, President and Director
Todd M. Sakow	46	Chief Operating Officer and Secretary
Kay C. Neely	42	Chief Financial Officer and Treasurer
John E. Carter	58	Chairman of the Board
Robert M. Winslow	68	Director
Randall Greene	69	Independent Director
Jonathan Kuchin	67	Independent Director
Ronald Rayevich	75	Independent Director
Roger Pratt	65	Independent Director
Todd M. Sakow's biographical information on page 73 of the prospectus is hereby superseded and replaced with the following information:
Todd M. Sakow, age 46, has served as Chief Operating Officer and Secretary of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC since September 2018. From January 2013 through September 2018, Mr. Sakow served as the Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC. Mr. Sakow has also served as Chief Operating Officer and Secretary of Carter Validus REIT Management Company II, LLC since September 2018 and has served as Chief Financial Officer and Treasurer of Carter Validus REIT Management Company II, LLC since March 2013. In addition, Mr. Sakow has served as Secretary of Carter Validus Mission Critical REIT, Inc. and Chief Operating Officer and Secretary of Carter/Validus Advisors, LLC since September 2018, and, from August 2010 through September 2018, served as the Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT, Inc. and of Carter/Validus Advisors, LLC. He also has served as Chief Operating Officer and Secretary of Carter/Validus REIT Investment Management Company, LLC since September 2018 and has served as Chief Financial Officer and Treasurer of Carter/Validus REIT Investment Management Company, LLC since July 2010. Mr. Sakow has more than 15 years of real estate and tax experience in the REIT industry and is a Certified Public Accountant. From January 2002 until July 2010, Mr. Sakow worked for American Land Lease, Inc. (formerly NYSE: ANL). From January 2006 through July 2010, he served as its Vice President of Finance, from April 2003 through January 2010, he served as Tax Director and from January 2002 through January 2006, he served as Assistant Corporate Controller. Mr. Sakow's responsibilities included SEC reporting, REIT tax compliance, and treasury management functions. Prior to joining American Land Lease, Inc., Mr. Sakow was a senior auditor at Ernst & Young, LLP from June 1999 through January 2002. Mr. Sakow received a B.S. in Accounting and a Masters in Accounting from the University of Florida, in 1997 and 1999, respectively. Mr. Sakow has been a board member of the Friends of Joshua House since 2014.
Kay C. Neely's biographical information on page 79 of the prospectus is hereby superseded and replaced with the following information:
Kay C. Neely, age 42, has served as Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC since September 2018. Prior to being appointed Chief Financial Officer and Treasurer of Carter Validus Advisors II, LLC, Ms. Neely served as the Senior Vice President of Accounting of Carter Validus Advisors II, LLC, beginning in January 2016, where she was responsible for the oversight of the accounting and financial reporting functions, as well as managing all accounting department personnel. Ms. Neely remains the Senior Vice President of Accounting of Carter/Validus Advisors, LLC, a position she has held since January 2016. Ms. Neely has over 13 years of real estate accounting experience. Ms. Neely began her career with KPMG LLP in 1999 as a staff accountant in the audit practice and became a manager in June 2003, serving in such capacity until June 2005. From June 2005 to January 2008, Ms. Neely was an audit senior manager with KPMG LLP, where she planned, organized, staffed and administered audit engagements for public and private entities primarily in the real estate sector, including real estate investment trusts and investment funds. From March 2010 to January 2016, Ms. Neely was Associate Director of Audit Resource Management at KPMG LLP, where she managed the daily operations and financial planning for audit practices in 10 offices located in the Southeast and Puerto Rico, which consisted of over 400 audit partners, managers and staff. Ms. Neely graduated in the top 10% of her class at Emory University, Goizueta Business School in Atlanta, Georgia in 1998 with a Bachelor in Business Administration with concentrations in Accounting and Finance. She holds a current Certified Public Accountant license in the state of Georgia.

The following table supersedes and replaces the table of the officers and key personnel of our advisor beginning on page 77 of the prospectus in the “Management — The Advisor” section of the prospectus:

Name	Age	Position(s)
Michael A. Seton	46	Chief Executive Officer, President and Member of Investment Committee
Todd M. Sakow (1)	46	Chief Operating Officer and Secretary
Kay C. Neely (1)	42	Chief Financial Officer and Treasurer
Jamie Yoakum	47	Chief Accounting Officer
Mario Garcia, Jr.	47	Member of Investment Committee
Robert Peterson	66	Member of Investment Committee
Mark Levey	56	Member of Investment Committee
Robert M. Winslow	68	Member of Investment Committee
John E. Carter	58	Executive Chairman

(1)	Biographical information can be found under the “Management — Executive Officers and Directors” table on page 2 in this supplement.
James MacQueen's biographical information beginning on page 78 of the prospectus is hereby deleted in its entirety.
Jamie Yoakum's biographical information on page 79 of the prospectus is hereby superseded and replaced with the following information:
Jamie Yoakum, age 47, has served as Chief Accounting Officer of Carter Validus Advisors II, LLC since September 2018. Prior to being appointed Chief Accounting Officer of Carter Validus Advisors II, LLC, Mr. Yoakum served as Senior Vice President of Accounting of Carter Validus Advisors II, LLC from August 2015 to September 2018, where he was responsible for the oversight of the accounting and financial reporting functions, as well as managing all accounting department personnel. Mr. Yoakum also has served as Senior Vice President of Accounting of Carter/Validus Advisors, LLC since August 2015, and, from September 2011 to August 2015, served as Vice President Corporate Controller of Carter/Validus Advisors, LLC. Mr. Yoakum also currently serves as Chief Financial Officer of CV Data Center Growth & Income Fund Manager, LLC and CV Data Center Growth & Income REIT, LLC, positions he has held since April 2018. Mr. Yoakum has more than 15 years of real estate accounting experience. From October 2007 through June 2011 Mr. Yoakum was the Controller and Chief Financial Officer for RMC Property Group, where he was responsible for overseeing the Company's accounting and financial operations. Mr. Yoakum was Controller with Euro American Advisors, Inc., or Euro American, at its US headquarters in Tampa. Mr. Yoakum subsequently served as Vice President of Finance and Administration for Euro American. In these roles, Mr. Yoakum had overall responsibility of all accounting functions, financial analysis and fiscal reporting of Euro American and its real estate investments. Mr. Yoakum worked at Euro American from April 2006 through September 2007. From February 2005 through April 2006, he worked for Fifth Third Bank where he underwrote corporate lines of credit and mortgages for diverse real estate properties. From May 2001 through February 2005, he worked at CASTO as Assistant Corporate Controller/Financial Analyst where he was responsible for corporate financial reporting. Mr. Yoakum's career commenced with the international accounting firm of Deloitte & Touche (now Deloitte) as a staff accountant in the Real Estate Tax Department from January 1999 through May 2001. While at Deloitte, Mr. Yoakum's primary clients were public and privately-held real estate companies. Mr. Yoakum graduated summa cum laude from Franklin University in Columbus, Ohio, in 1999 and 2000 with Bachelor's degrees in Finance and Accounting, respectively, and holds a current Certified Public Accountant license in the state of Ohio.
Principal Stockholders
The “Principal Stockholders” section on page 91 of the prospectus is hereby deleted in its entirety and replaced with the following:
The following table provides, as of the date of this prospectus, information regarding the number and percentage of shares of our common stock beneficially owned by each director, each executive officer, all directors and executive officers as a group and any person known to us to be the beneficial owner of more than 5.0% of our outstanding shares. As of September 11, 2018, we had 27,916 stockholders of record and 82,289,000, 10,823,000, 37,909,000 and 2,279,000 shares of Class A, Class I, Class T and Class T2 common stock outstanding, respectively. Beneficial ownership includes outstanding shares and shares which are not outstanding, but that any person has the right to acquire within 60 days after the date of this prospectus. However, any such shares that are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Except as otherwise provided, the person named in the table has sole voting and investing power with respect to all shares beneficially owned by it.

Beneficial Owner(1)	Number of Class A Shares Beneficially Owned	Percent of Class
Carter Validus REIT Management Company II, LLC	20,000	*
Directors
John E. Carter	(2)	*
Robert M. Winslow	(3)	*
Jonathan Kuchin	17,439	*
Randall Greene	17,313	*
Ronald Rayevich	15,000	*
Roger Pratt	3,020	*
Michael A. Seton	(4)	*
Executive Officers
Todd M. Sakow	(5)	*
Kay C. Neely	—
All executive officers and directors as a group (9 persons)	72,772	*

*	Represents less than 1.0% of the outstanding common stock.

(1)	The business address of the beneficial owner is 4890 W. Kennedy Blvd., Suite 650, Tampa, FL 33609.

(2)
Mr. Carter is Executive Chairman of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(3)
Mr. Winslow directly or indirectly controls Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Winslow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(4)
Mr. Seton is the Chief Executive Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(5)
Mr. Sakow is the Chief Operating Officer, Secretary, and Chief Financial Officer and Treasurer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Sakow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

Risk Factors
The following information supersedes and replaces in its entirety the thirteenth risk factor contained in the “Risk Factors — Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc." section on page 29 of the prospectus:
If our advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.
Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor, including Michael A. Seton, Todd M. Sakow and Kay C. Neely, who would be difficult to replace. Our advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our advisor. If any of our key personnel were to cease their affiliation with our advisor, our operating results could suffer. Further, we do not currently intend to separately maintain key person life insurance on Michael A. Seton, Todd M. Sakow and Kay C. Neely or any other person. We believe that our future success depends, in large part, upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our advisor will be successful in attracting and retaining such skilled personnel. If our advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.
The following information supersedes and replaces in its entirety the fourth risk factor contained in the “Risk Factors — Risks Related to Conflicts of Interest" section on page 31 of the prospectus:
Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and generate returns to you.

Certain of our executive officers and directors, including John E. Carter, who also serves as the chairman of our board of directors, Todd M. Sakow, Michael A. Seton and Kay C. Neely, also are officers and/or directors of our advisor, our property manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their stockholders and limited partners, which fiduciary duties may conflict with the duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to:

•	allocation of new investments and management time and services between us and the other entities;

•	our purchase of properties from, or sale of properties to, affiliated entities;

•	the timing and terms of the investment in or sale of an asset;

•	development of our properties by affiliates;

•	investments with affiliates of our advisor;

•	compensation to our advisor; and

•	our relationship with our property manager.
If we do not successfully implement our business strategy, we may be unable to generate cash needed to make distributions to you and to maintain or increase the value of our assets.